Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

August 23, 2011

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment No. 48 (“PEA”)

(File Nos. 333-132380 and 811-21864)

Dear Mr. Bartz:

We are writing to respond to additional oral comments we received from you on August 9, 2011 regarding the Trust’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 26, 2011 to reflect revised investment objectives and principal investment strategies for the following series of the Trust: WisdomTree Asia-Pacific ex-Japan Fund (formerly, WisdomTree Pacific ex-Japan Total Dividend Fund); WisdomTree Australia Dividend Fund (formerly, WisdomTree Pacific ex-Japan Equity Income Fund); WisdomTree Commodity Country Equity Fund (formerly, WisdomTree International Basic Materials Sector Fund); WisdomTree Global Natural Resources Fund (formerly, WisdomTree International Energy Sector Fund); WisdomTree Global ex-U.S. Utilities Fund (formerly, WisdomTree International Utilities Sector Fund); and WisdomTree Global ex-U.S. Real Estate Fund (formerly, WisdomTree International Real Estate Fund) (each a “Fund” and together, the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Underlined text represents text that is newly-added. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

1.	Comment: The staff believes the name of the WisdomTree Commodity Country Equity Fund is misleading because the Fund does not invest at least 80% of its net assets in commodities. Please consider changing the Fund’s name or take other steps to make the Fund’s name not misleading.

Response: The Registrant respectfully disagrees with the assertion that the name “Commodity Country Equity Fund” is misleading. The term “commodity country” is a widely used industry term that describes a country whose economy is closely tied to the production and export of commodities.1

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See, e.g., Commercial, RE and Credit: Look for Commodity Country Buyers, Tek on Business (Nov. 18, 2009) avail. at http://tekatlonworldbusiness.blogspot.com/2009/11/commercial-re-and-credit-look-for.html (“Additionally, look for buyers from Asia, Australia and strong commodity currency countries such as Canada, Russia and New Zealand to start looking for cheap buys in the United States, just based on the exchange rates.” Emphasis added.); Currency Types: Economy and Currency Overview, ForexAbode.com (viewed Aug. 17, 2011) avail. at http://www.forexabode.com/currency-types (“The currencies of certain countries are referred to as 'commodity currencies' because their strength is dependent on the demand for their major commodity exports: exports such as minerals, precious metals and oil.”).

Mr. Ed Bartz

August 23, 2011

The same concept is sometimes expressed by the term “commodity-rich country.”2 The term “commodity country ETFs” also has been used to describe ETFs that invest in equity securities of commodity countries.3 For the reasons described above, the Registrant believes that the name “Commodity Country Equity Fund” precisely describes the Fund’s investments — equity securities of commodity countries – and therefore is not misleading.

2.	Comment: For the WisdomTree Global Natural Resources Fund, WisdomTree Global ex-U.S. Utilities Fund, and WisdomTree Global ex-U.S. Real Estate Fund, please adopt concentration policies for the industries indicated by the Funds’ respective names.

Response: The Registrant has adopted a policy where each Fund will concentrate to the same extent that each Fund’s underlying index concentrates in an industry or group of industries. In the specific case of the three Funds you cite, the following disclosure will be added to the SAI as follows:

The WisdomTree Global Natural Resources Fund, and its underlying index, currently intend to concentrate (i.e., hold 25% or more of its total assets) in securities of Natural Resources companies, which are companies in the following group of industries as defined by the Standard & Poor’s (“S&P”) Global Industry Classification Standards (“S&P GICS”): Energy Equipment & Services; Oil, Gas & Consumable Fuels; Metals & Mining; Chemicals; and Food Products.

The WisdomTree Global ex-U.S. Utilities Fund, and its underlying index, currently intend to concentrate (i.e., hold 25% or more of its total assets) in securities of companies in the following group of industries as defined by the Standard & Poor’s (“S&P”) Global Industry Classification Standards (“S&P GICS”): Electric Utilities; Gas Utilities; Multi-Utilities; Independent Power Producers & Energy Traders; Water Utilities and Gas Utilities.

The WisdomTree Global ex-U.S. Real Estate Fund, and its underlying index, currently intend to concentrate (i.e., hold 25% or more of its total assets) in securities of companies in the following group of industries as defined by the Standard & Poor’s (“S&P”) Global Industry Classification Standards (“S&P GICS”): Real Estate Investment Trusts (REITs); and Real Estate Management & Development.

3.	Comment: Please disclose the criteria the WisdomTree Global Natural Resources Fund, WisdomTree Global ex-U.S. Utilities Fund, and WisdomTree Global ex-U.S. Real Estate Fund or their respective indexes use to define natural resources, utilities and real estate companies.

Response: WisdomTree Investments, as index provider, currently uses Standard & Poor’s (“S&P”) Global Industry Classification Standards (“S&P GICS”) to define “Utilities” and “Real Estate”

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See, e.g., Are Commodity Rich Countries worth a Look?, Schwab.com (May 2, 2011) avail. at www.schwab.com/public/schwab/research_strategies/market_insight/investing_strategies/international/are_commodity_rich_countries_worth_a_look.html.

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See, e.g., Commodity Country ETFs Benefit From Weakening Dollar, Seeking Alpha (Feb. 17, 2010) avail. at http://seekingalpha.com/article/188919-commodity-country-etfs-benefit-from-weakening-dollar; see also, Gordon, Gary, Commodity Country ETFs: Give’Em a Weakening Dollar, and Watch ‘Em Go!, ETF Expert (Feb. 16, 2010) avail. at http://www.etfexpert.com/etf_expert/2010/02/commodity-country-etfs-give-em-a-weakening-dollar-and-watch-em-go.html.

Mr. Ed Bartz

August 23, 2011

companies. Natural Resources companies are companies from a compilation of industries as indicated in response to comment 2 above. As indicated above, this will be disclosed in the Funds’ SAI.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc:	W. John McGuire, Esq.
Richard Morris, Esq.

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